UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

Dated 03 March 2020

Commission File Number: 001-31318

GOLD FIELDS LIMITED

(Translation of registrant's name into English)

150 Helen Rd.

Sandown, Sandton 2196

South Africa

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      Form 40-F   _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Gold Fields Limited
(Reg. No. 1968/004880/06)
(Incorporated in the Republic of South Africa)
("Gold Fields" or "the Company")

JSE, NYSE, DIFX Share Code: GFI
ISIN Code: ZAE000018123

DEALING IN SECURITIES BY A DIRECTOR

In compliance with paragraphs 3.63 to 3.74 of the Listings Requirements of JSE Limited ("the Listings Requirements") we hereby advise that Ms R Bardien, Director of Major Subsidiaries Gold Fields Operations (GFO) GFI Joint Venture Ltd and Gold Fields Holdings Company (BVI) Limited, purchased Gold Fields Limited shares on the open market in accordance with the introduction of the Company's Minimum Shareholding Requirement (MSR) as approved at the AGM on 18 May 2016.

Minimum Shareholding Requirement (MSR): The MSR is mandatory for Executives to hold GFL shares for a five year period based on the following target shareholdings:

CEO: 200% of Annual Guaranteed Remuneration Package.
CFO and other Executives: 100% of Annual Remuneration Package.

The MSR shares may be acquired through election prior to determination of cash bonuses, vesting of shares awarded or through personal investment.

Details of the transactions are set out below:

	R Bardien
Nature of transaction	On market purchase of shares (election to convert 40% of the 2019 cash bonus determination into Gold Fields shares)
Transaction Date	28 February 2020
Number of Shares	10,023
Class of Security	Ordinary Shares
Market Price per Share	R111.5706
Total Value	R1,118,272.12
Vesting Period	The shares will be held in Escrow for a period of 5 years
Nature of interest	Direct and Beneficial

In terms of paragraph 3.66 of the Listings requirements the necessary clearance to deal in the above securities has been obtained.

03 March 2020
Sponsor:
JP Morgan Equities Limited

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GOLD FIELDS LIMITED

Dated: 03 March 2020

By:	/s/ Nicholas J. Holland
Name:	Nicholas J. Holland
Title:	Chief Executive Officer